Exhibit 99.1

CHINA CERAMICS ANNOUNCES PRICING OF REGISTERED DIRECT PUBLIC OFFERING

JINJIANG, China, May 22, 2020 /PRNewswire/ -- China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that it has entered into a definitive agreement with three institutional investors for a registered direct offering of securities with gross proceeds of approximately $750,000. The closing of the offering is expected to take place on or about May 27, 2020 subject to the satisfaction of customary closing conditions.

In connection with the offering, the Company will issue 1,102,950 registered common shares at a purchase price of $0.68 per share. Concurrently in a private placement, for each common share purchased by an investor, such investor will receive from the Company an unregistered warrant to purchase one common share. The warrants have an exercise price of $0.79 per share, will be exercisable six months from the date of issuance, and will expire five years from the initial exercise date.

The Company plans to use the net proceeds from the offering for general corporate and working capital purposes.

Dawson James Securities, Inc. acted as the sole placement agent in connection with the offering.

The offering of the common shares described above (but not the warrants or the common shares underlying the warrants) is being made pursuant to an effective "shelf" registration statement on Form F-3 (File No. 333-228182) that was previously filed with the Securities and Exchange Commission ("SEC") and declared effective by the SEC on November 19, 2018. The offering will be made only by means of a prospectus supplement and accompanying prospectus. A final prospectus supplement and accompanying prospectus related to the offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained by contacting Dawson James Securities, Inc., Attention: Prospectus Department, 1 North Federal Highway, 5th Floor, Boca Raton, FL 33432, cwachowiz@dawsonjames.com or toll free at 866.928.0928.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the Company's ability to satisfy the closing conditions for the offering and to complete the offering. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2018 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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CONTACTS:

China Ceramics Co., Ltd.
Edmund Hen, Chief Financial Officer
info@cceramics.com
Junbing Industry zone, Anhai town,
Jinjiang
Fujian,PRC, 362261

Investor Relations:
Precept Investor Relations
David Rudnick
Direct Line:: +01 917-864-8849
David.Rudnick@preceptir.com